EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $11,103,000 (comprised of (i) $1,375,000 maximum aggregate offering price with respect to notes linked to the EURO STOXX 50® Index, and (ii) $9,728,000 maximum aggregate offering price with respect to notes linked to the S&P 500® Futures Excess Return Index).